UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number    333-67476
MATRIA HEALTCHARE, INC. AND THE SUBSIDIARY GUARANTORS LISTED IN NOTE (1)

(Exact name of registrant as specified in its charter)
1850 Parkway Place, Marietta, Georgia 30067 (770) 767-4500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
11% Senior Notes Due 2008 and the Related Guarantees

(Title of each class of securities covered by this Form)
Common Stock, $0.01 Par Value

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an x in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 15d-6	☐
Rule 12h-3(b)(1)(i)	☒
      Approximate number of holders of record as of the certification or notice date:  1

Note (1):	The following domestic subsidiaries of Matria Healthcare, Inc. are Guarantors of the 11% Senior Notes due 2008: Matria Health Enhancement, Inc.; Matria Women’s and Children’s Health, Inc.; Diabetes Acquisition, Inc.; Gainor Medical Acquisition Company; Diabetes Management Solutions, Inc.; Diabetes Self Care, Inc.; Facet Technologies, LLC; Matria of New York, Inc.; National Reproductive Medical Centers, Inc.; Infertility Management Services, Inc.; PFCC Liquidation Corp.; PFPC Liquidation Corp.; PFMG Liquidation Corp.; Q Liquidation Corp.; and Shared Care, Inc.
     Pursuant to the requirements of the Securities Exchange Act of 1934 the Registrants have caused this certification/notice to be signed on their behalf by the undersigned duly authorized persons.

Date: August 4, 2005	MATRIA HEALTHCARE, INC.
	By:	/s/ Parker H. Petit
		Name:	Parker H. Petit
		Title:	Chief Executive Officer

MATRIA WOMEN’S AND CHILDREN’S HEALTH, INC.
By:	/s/ Parker H. Petit
	Name:	Parker H. Petit
	Title:	Chairman

MATRIA HEALTH ENHANCEMENT, INC.
By:	/s/ Parker H. Petit
	Name:	Parker H. Petit
	Title:	Chairman

DIABETES ACQUISITION, INC.
By:	/s/ Parker H. Petit
	Name:	Parker H. Petit
	Title:	President

GAINOR MEDICAL ACQUISITION COMPANY
By:	/s/ Parker H. Petit
	Name:	Parker H. Petit
	Title:	President

DIABETES MANAGEMENT SOLUTIONS, INC.
By:	/s/ Parker H. Petit
	Name:	Parker H. Petit
	Title:	President

DIABETES SELF CARE, INC.
By:	/s/ Parker H. Petit
	Name:	Parker H. Petit
	Title:	President

FACET TECHNOLOGIES, LLC
By:	/s/ Parker H. Petit
	Name:	Parker H. Petit
	Title:	Chairman

MATRIA OF NEW YORK, INC.
By:	/s/ Parker H. Petit
	Name:	Parker H. Petit
	Title:	President

NATIONAL REPRODUCTIVE MEDICAL CENTERS, INC.
By:	/s/ Parker H. Petit
	Name:	Parker H. Petit
	Title:	President

INFERTILITY MANAGEMENT SERVICES, INC.
By:	/s/ Parker H. Petit
	Name:	Parker H. Petit
	Title:	President

PFCC LIQUIDATION CORP.
By:	/s/ Parker H. Petit
	Name:	Parker H. Petit
	Title:	President

PFPC LIQUIDATION CORP.
By:	/s/ Parker H. Petit
	Name:	Parker H. Petit
	Title:	President

PFMG LIQUIDATION CORP.
By:	/s/ Parker H. Petit
	Name:	Parker H. Petit
	Title:	President

Q LIQUIDATION CORP.
By:	/s/ Parker H. Petit
	Name:	Parker H. Petit
	Title:	President

SHARED CARE, INC.
By:	/s/ Parker H. Petit
	Name:	Parker H. Petit
	Title:	President